Filed Pursuant To Rule 433

Registration No. 333-275079

January 22, 2024

Alameda Research drops excessive-fee lawsuit against Grayscale

Crystal Kim , author of Axios Crypto

Illustration: Brendan Lynch/Axios

FTX's sister hedge fund Alameda Research has voluntarily dismissed its lawsuit against Grayscale Investments.

Why it matters: Sam Bankman-Fried's trial is over, but FTX's bankruptcy proceeding is very much ongoing — and the crypto exchange, under the leadership of John Ray III, has been on a mission to recover billions for its creditors.

Flashback: The lawsuit, filed in March, was one of the tools Ray intended to use to "maximize recoveries," per a press release. The argument being that GBTC's high fees and its inability to allow redemptions were costing FTX creditors. (Alameda is part of the FTX bankruptcy estate).

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It attempted to gather other disgruntled GBTC holders to join the suit, but failed to meet a key threshold in time.
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Fir Tree, a hedge fund that sued Grayscale for similar reasons, dropped its suit in July.

State of play: GBTC's conversion to a spot bitcoin ETF last week would have addressed those issues.

The bottom line: FTX's estate is free to sell GBTC post-conversion, and perhaps, it already has done just that.

This is a breaking story and will be updated.

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